UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Notice of resolutions approved at Grupo Aval Acciones y Valores S.A. General Shareholders’ Meeting held on March 28, 2014

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Ordinary General Shareholders’ Meeting held on March 28, 2014, has:

1. Approved the company’s financial statements, management report and other attachments, for the six months period ended on December 31, 2013. It further approved the following proposed distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD BEGINNING ON JULY 1st, 2013 AND ENDING ON DECEMBER 31st, 2013
GENERAL SHAREHOLDERS' MEETING

Net Income			766,063,158,776.71

With tax benefit		766,063,158,776.71
Without tax benefit		0.00

Plus:
Occasional reserve release for the General Shareholders’ Meeting disposal			3,373,687,776,362.20
With tax benefit		2,912,995,177,505.37
Without tax benefit		460,692,598,856.83

Plus:
Reimbursement of reserves destined to pay dividends
regarding an issuance of shares made during December 2013			994,652,660.40

Total Income available for the General Shareholders' meeting disposal			4,140,745,587,799.31

a) To increase the legal reserve			813,260,431.00
according to Article 452 of the Code of Commerce		813,260,431.00

b) To distribute a cash dividend of $ 4,50 per share per month from April to September 2014, including these two months as follows:			550,987,463,673.00
Over 20,406,943,099 common and preferred outstanding shares
With tax benefit		550,987,463,673.00

Dividends shall be paid within the first ten (10) days of each month to shareholders at the moment each payment is due, according to applicable regulations, and proportionally to their paid portion at the moment the dividend is due.

Note: In accordance with Article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulation of the Colombian Stock Exchange, dividends for the month of April 2014, will be paid from the fourth trading day following the date in which the shareholders' general assembly approves the distribution of profits, which is from April 3. In this month, dividends will be paid until April 12, 2014.

Occasional reserve for disposal at the General Shareholders’ Meeting			3,588,944,863,695.31

Total with tax benefit		3,128,252,264,838.48
Year 2013 - Second Semester - With Tax Benefit	766,063,158,776.71
Acumulated - with tax benefit	2,913,176,569,734.77

Total without tax benefit		460,692,598,856.83
Year 2013 - First Semester - Without Tax Benefit	0.00
Acumulated - without benefit	460,692,598,856.83

TOTAL			4,140,745,587,799.31

2. Elected, as members of the Board of Directors, for the period beginning in April 1, 2014 and ending on March 31, 2015, the following individuals:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.
2014 - 2015:

PRINCIPAL	ALTERNATE

Luis Carlos Sarmiento Angulo	Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuellar de Jaramillo
Julio Leonzo Álvarez Álvarez	Gabriel Mesa Zuleta
Mauricio Cárdenas Müller (*)	Enrique Mariño Esguerra (*)
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent members (under Colombian law).

3. Re-elected KPMG Ltda. as External Auditor of the company.

4. The following will be the ex-dividend dates applicable to the period beginning on April, 2014 and ending on September, 2014:

Month	Initial ex- dividend date	Final ex- dividend date
April, 2014	31.03.2014	03.04.2014
May, 2014	25.04.2014	02.05.2014
June, 2014	27.05.2014	03.06.2014
July, 2014	24.06.2014	01.07.2014
August, 2014	28.07.2014	01.08.2014
September, 2014	26.08.2014	01.09.2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 1, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel